SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 16, 2005
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MCI, Inc.

(Exact Name of Registrant as Specified in Charter)

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Delaware	001-10415	20-0533283
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

22001 Loudoun County Parkway, Ashburn,	20147
Virginia
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (703) 886-5600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

      On March 16, 2005, MCI, Inc. (the “Company”) issued a press release announcing that (i) it has filed its annual report on Form 10-K for the year ended December 31, 2004, (ii) included in the audited financial statements is a $113 million increase in the deferred income tax provision for fourth quarter and full-year 2004 from previously announced results and (iii) it had identified a material weakness in the Company’s internal control over accounting for income taxes. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(a)	Financial Statements of Businesses Acquired.

Not applicable.

(b)	Pro Forma Financial Information.

Not applicable.

(c)	Exhibits.

	Exhibit No.	Description of Exhibit

	99.1	Press release dated March 16, 2005

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MCI, INC.
(Registrant)

By:	/s/ Eric R. Slusser

	Name:	Eric R. Slusser
	Title:	Senior Vice President, Controller

Dated: March 16, 2005